UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 23)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 23 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18, July 19, July 20 and July 21, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(42)	Press release issued by Inco on July 23, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on July 24, 2006)

(a)(43)	Presentation made by Inco on July 24, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on July 24, 2006)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish
Executive Vice-President, General Counsel and Secretary

July 24, 2006